

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 25, 2008

<u>Via U.S. Mail and Facsimile</u>

John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
4510 Lamesa Highway
Snyder, Texas 79549

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K**
> **Filed February 19, 2008**
> **File No. 0-22664**

Dear Mr. Vollmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 9</u>

1.   Revise to identify the material risks you face, and eliminate any suggestion from the introductory paragraph that this section does not constitute a complete description of the material risk factors. For example, it is inappropriate to refer the reader in general terms to risks described "elsewhere in this Report."

<u>Management's Discussion and Analysis, page 19</u>

2.   Expand your disclosure of the embezzlement to quantify the total amount embezzled and to state when it occurred and when it was discovered. We note the related disclosure at page F-13.

<u>Preliminary Proxy Statement on Schedule 14A</u>

3.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

<u>Non-Equity Incentive Compensation, page 15</u>

4.   The non-equity incentive compensation for 2007 awarded to Messrs. Wall and Moll was determined at the discretion of the compensation committee, consistent with the target bonuses specified in their employment offer letters. It does not appear that you have filed as exhibits the letters or any employment agreements with these officers. Please file them as exhibits and summarize their terms, including disclosure regarding the target bonuses. In addition, to the extent that you have entered into employment agreements with other officers that have not yet been filed, please file them as exhibits and summarize their terms.

5.   If material, disclose what criteria the Committee uses "in its discretion" to modify the total bonus and target allocation. Also describe how frequently and in what way this discretion has been used in the past.

6.   We note your disclosure in the footnotes to the summary compensation table and grants of plan-based awards table that the minimum amount of EBITDA needed to trigger payment from the bonus pool is $400 million. Please discuss in this section the amount of EBITDA needed to achieve the target compensation, including the amount of EBITDA needed to meet the threshold, target, and maximum amount of compensation. Please also indicate the amount of EBITDA earned in 2007 and the amount of compensation awarded.

Grants of Plan-Based Awards, page 19

7.   In accordance with Item 402(e)(1)(iii) of Regulation S-K, disclose whether dividends are paid on the restricted stock awards.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: John E. Vollmer III (325-574-6307)
        Sean Donahue